SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 19, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated September 19, 2006 announcing its investment in the Danish bottled water company Aqua d’or.

Paris, September 19th, 2006

DANONE invests in a major player of the Danish bottled water market

Groupe DANONE today announces that it has acquired 49% of the Danish bottled water company Aqua d’or.

This operation reflects Groupe DANONE’s strategy of developing positions in the Scandinavian water market.

Launched in 2000, Aqua d’or, with reported sales of around 20 million euros, recorded a growth in excess of 30% in 2005. N°1 in the still bottled water segment with a market share of 50% in value in Denmark, Aqua d’or is already n°2 on the same market in Sweden where it has recently taken a footprint on.

With its brands Aqua d’or and Denice, it has developed an enviable low and medium priced portfolio. The current management, which will hold 51% of equity, will continue to run the business.

With annual per capita consumption averaging 22 litres in Scandinavia, as compared to 110 litres in Western Europe, the Scandinavian bottled water market offers promising scope for development.

Franck Riboud, Chairman and CEO of Groupe DANONE, comments: “The Scandinavia water market is steadily growing and offers huge potential. This partnership with Aqua d’or, the local fastest growing bottled water company, will allow Groupe DANONE to benefit from its knowledge of the market as well as the distribution channels in the Nordic region. Besides, Aqua d’or portfolio and Evian product range are very complementary.”

Allan Feldt, Chairman and founder of Aqua d’or, comments “We are proud to partner with a leading company such as DANONE. It will allow Aqua d’or to capitalize on its expertise in Marketing, technology and supply chain to accelerate its development. At the same time, we will do our best to rapidly make Evian the no. 1 import water in Scandinavia”.

With around EUR 13 billion of total sales in 2005, Groupe DANONE is the world leader in fresh dairy products and bottled water (in volume terms), and n°2 in the biscuit market worldwide.

Groupe DANONE’s beverages activities posted sales of more than EUR 3.4 billion with strong positions in Europe (n°1 in Spain, Germany (still water) and Poland, n°2 in France), in Latin America (n°1 in Argentina, Mexico), and Asia (n°1 in packaged water in China and Indonesia).

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2006.

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: September 19, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer